UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Market announcement	#

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Ultra Day 2021

São Paulo, May 13, 2021 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Company” or “Ultrapar”), in compliance with CVM Instruction No. 358/2002 and with Ofício Circular No. 7/2020-CVM/SEP, announces to its shareholders and the market in general that the Company will host its annual event with investors and analysts, Ultra Day 2021, virtually, in May 14, 2021, at 1:00 p.m. BRT (12:00 p.m. EST), to detail the strategies and growth perspectives of the Company and its businesses.

Ultrapar’s executives will attend the event, which can be accessed through the link ultraday2021.com (prior registration required). The event will be simultaneously translated to English.

Rodrigo de Almeida Pizzinatto
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Market announcement)